UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.           Immediate Report regarding Labor Dispute at ICL Bromine Compounds’ Plants

Item 1

Labor Dispute at ICL Bromine Compounds Plants

Further to note 6, section 16 of the Company's quarterly report as of September 30, 2014, the Company hereby wishes to report that the Workers Council of Bromine Compounds Ltd. ("Bromine Compounds") has announced a strike at the Bromine Compounds plants as of today, including stoppage of goods' shipments from the plants.

The strike comes in response to the efficiency programs that the Company is currently executing in Neot Hovav, as part of which letters of invitation to hearing are being handed to approximately 140 employees employed under a collective agreement.

There is no certainty as to the scope and/or the duration of the strike. The Bromine Compounds management is taking measures to minimize the damage caused by the strike and to complete the efficiency programs, inter alia through negotiations with the Workers Council.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: February 2, 2015